DATED 1 FEBRUARY 2018

(1) BRABANT ALUCAST SERVICES B.V.
(as Seller)

(2) SHILOH HOLDINGS NETHERLANDS B.V.
(as Purchaser)

SALE AND PURCHASE AGREEMENT
RELATING TO 100% OF THE SHARE CAPITAL OF
BRABANT ALUCAST THE NETHERLANDS SITE OSS B.V.

-

*Information redacted pursuant to a Confidential Treatment Request by Shiloh Industries, Inc. under 5 U.S.C. §552(b)(4) and Rule 406 under the Securities Act of 1933 and submitted separately with the Securities and Exchange Commission.

Table of Contents

1.	Interpretation...................................................................................................................................... 3

2.	Sale, Purchase and Transfer of the Shares........................................................................................ 11

3.	Consideration for the Sale and Purchase of the Shares.................................................................... 11

4.	Conditions to Completion and other Preliminary Actions............................................................... 12

5.	Completion....................................................................................................................................... 13

6.	Seller Warranties.............................................................................................................................. 14

7.	Special Indemnities.......................................................................................................................... 15

7.7	Exclusive Remedy............................................................................................................................ 18

8	Limitation of Seller’s Liability......................................................................................................... 18

9	Purchaser’s Warranties and Undertakings........................................................................................ 22

10	Interim Management........................................................................................................................ 23

11	Non-Solicitation Undertaking........................................................................................................... 26

12	Confidentiality and Announcements................................................................................................. 26

14	Costs and Expenses........................................................................................................................... 29

15	Stamp Duty, Fees and Taxes............................................................................................................. 29

16	Grossing-up....................................................................................................................................... 29

17	VAT................................................................................................................................................... 30

18	Non- utilisation of Oss Tax Losses; Tax Returns; Further Assurance.............................................. 30

19	Effect of Completion......................................................................................................................... 31

20	Assignment....................................................................................................................................... 31

21	Payment............................................................................................................................................. 32

22	Notices.............................................................................................................................................. 32

23	Invalidity........................................................................................................................................... 33

24	Entire Agreement.............................................................................................................................. 33

25	Agreement Prevails........................................................................................................................... 34

26	Variation............................................................................................................................................ 34

27	No Waiver......................................................................................................................................... 34

28	Counterparts...................................................................................................................................... 34

29	Time of the Essence.......................................................................................................................... 34

30	Governing Law and Submission to Jurisdiction............................................................................... 34

This agreement (the “Agreement”) is made on 1 February 2018
Between:

(1)
BRABANT ALUCAST SERVICES B.V., a limited liability company (een besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, registered with the trade register of the Chambers of Commerce under file number 58268375, having its official seat in Oss, the Netherlands and its registered address at Rijnstraat 19, 5347 KL, Oss, The Netherlands, acting by its managing directors Brabant Alucast International B.V. (represented by Mr James Brundell and Mr J.W.P.C.M. Vorstenbosch (the “Seller”);

(2)
SHILOH HOLDINGS NETHERLANDS B.V., a limited liability company (een besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, registered with the trade register of the Chambers of Commerce under file number 60724064, having its official seat in Amsterdam, the Netherlands, and its principal place of business at Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands, acting by its managing directors K.M. Bednarz and Ms H.D. de Rijk (the “Purchaser”).

Whereas:

(A)
Brabant Alucast The Netherlands site Oss B.V. is a limited liability company (een besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, registered with the trade register of the Chambers of Commerce under file number 16034524, having its official seat in Oss, the Netherlands and its registered address at Rijnstraat 19, 5347 KL, Oss, The Netherlands and is engaged in the development and production of magnesium and aluminium high pressure die castings for interior components and body structural parts with high technical requirements (the “Company”).

(B)
At the date of this Agreement, the Seller holds the full legal and beneficial title to all issued and outstanding shares in the capital of the Company, consisting of 500 shares with a nominal value of EUR 450 each (the “Shares”).

(C)	The Seller intends to sell, and the Purchaser intends to purchase, the Shares, on the terms and subject to the conditions of this Agreement (the “Transaction”).

(D)	On 20 December 2017, the Seller entered into with the Purchaser's parent company, Shiloh Industries Inc., an exclusivity agreement by which they:

(i)
confirmed their intention, in principle, to enter into the Transaction and to set forth the basis for further and final negotiations of one or more definitive agreements, in accordance with the provisions of the non-binding term sheet attached thereto;

(ii)
agreed to be bound by certain exclusivity obligations in accordance with the terms thereof, in order to facilitate the negotiation of the above mentioned definitive agreements and the execution of the Transaction;

(iii)
agreed to cooperate in order to obtain, prior to the Signing Date: (1) comfort by certain competent authorities and other third parties as to the continuance of their relationships with the Company following Completion of the Transaction; and (2) the execution between the Purchaser and the Insurer of the W&I Insurance Policy effective upon consummation of the Completion subject to the payment of the relevant premium by the Purchaser.

(E)
Prior to the date hereof, comfort has been provided by certain key customers and suppliers (namely Bayerische Motoren Werke A.G. (BMW), General Motors LLC (GM), Jaguar Landrover Rover Ltd (JLR) and DAF Trucks NV (DAF)) that the existing contractual arrangements with the Company will continue following Completion at the same terms and conditions currently in force.

(F)
On the date hereof, the parties have entered into a share purchase agreement ((the “Verres SPA”) concerning the sale and purchase by the Purchaser of a EUR 50,000.00 quota representing a 100% interest in the capital of Brabant Alucast Italy Site Verres S.r.l. (“Verres”).

(G)
The Parties have complied with the provisions of the Social and Economic Council Merger Regulation for the protection of employees (SER-Besluit Fusiegedragsregels 2015 ter bescherming van de belangen van werknemers) and the Dutch Works Council Act (Wet op de Ondernemingsraden).

NOW, THEREFORE, in consideration of the above whereas, which constitute an essential and integral part of this Agreement, the parties agree as follows:

1.	Interpretation

1.1	In addition to the other terms defined elsewhere in this Agreement, the following terms shall have the meanings ascribed to them below for the purpose of this Agreement:
“Accounting Principles” means, as applicable, the set of accounting rules, principles and standards consisting of the statutory rules set out in Title 9 of Book 2 of the Dutch Civil Code and the Dutch Accounting Standards issued by the Dutch Accounting Standards Board ("Raad voor de jaarverslaggeving") as consistently applied with reference to the statutory financial statements of the Company in the previous year (including, save where required by Law, regulation or generally accepted accounting practice, by using the same management estimate, materiality, calculations and presentation logic);
“Accounts” means the financial statements of the Company for the period of 12 months ended on the Accounts Date;
“Accounts Date” means 31 December 2016;
“Affiliate” means, in respect of any person (other than a natural person), a person (other than a natural person) which directly or indirectly (i) is Controlling, or (ii) is Controlled by, or (iii) is subject to joint Control with, the person concerned;
“Articles” means the articles of association (statuten) of the Company as in force as at the date of this Agreement;
“Authority” means any government, government department or governmental, supranational, court, statutory or regulatory body (including any stock exchange authority), including the European Commission and any other competent authority (and in particular, among others, any anti-trust and Tax Authority);
“Books and Records” means all books, records, documents and other material (however recorded) relating to the Company;
“Bring Down Disclosure Letter” means a revised version of the Disclosure Letter prepared by the Seller and to be delivered to the Purchaser on the Bring-Down Date Disclosing any matters which have occurred between the Signing Date and the Bring-Down Date against the Seller Warranties which would constitute a breach of the Seller Warranties in such period;
“Bring-Down Date” means the date one (1) Business Day before the Completion Date;
“Business Day” means a day (other than a Saturday or Sunday or a public holiday) on which commercial banks are open for ordinary banking business in Italy, The Netherlands and the State of Ohio (U.S.A.);
“CIT Fiscal Unity” means the fiscal unity (fiscale eenheid) for Dutch corporate income tax purposes pursuant to Section 15 of the Dutch corporate income tax act (Wet op de vennootschapsbelasting 1969) Seller and, among others, the Company;
“CIT Fiscal Unity Dissolution Date” means the date on which the Company has ceased to be a member of the CIT Fiscal Unity;

“Claim” means any claim, proceeding, suit or action against the Seller arising out of or in connection with this Agreement;
“Company” means Brabant Alucast The Netherlands site Oss B.V., as identified in Recital (A) of this Agreement;
“Completion” means the execution of the activities necessary, under any applicable Law, for the purchase and sale of the Shares, the payment of the Consideration, the completion of the activities to be carried out on the Completion Date pursuant to the Verres SPA and, in general, the execution and exchange of all documents and agreements and the performance and consummation of all the obligations and transactions required to be executed, exchanged, performed and/or consummated on the Completion Date under this Agreement (including but not limited to Schedule 10);
“Completion Date” has the meaning set forth under Clause 5.1;
“Conditions Precedent” has the meaning set forth under Clause 4.1;
“Consideration” has the meaning given to it in Clause 3.1;
“Control”, “Controlling” and “Controlled”: means, with respect to any person, (a) the possession, directly or indirectly, of the power to direct or cause to direct the board or the management of such person through the ownership of voting securities, by contract or otherwise, or (b) the ownership, directly or indirectly, of a majority of the voting shares or equity interests in such person;
“Deed of Transfer”: means the notarial deed of transfer for the Shares to be executed on the Completion Date before the Notary substantially in the form attached to this Agreement as Schedule 1;
“Designated Account” means the bank account nominated by the Seller for the payment of certain amounts under the terms of this Agreement, the details of which shall be notified by the Seller to the Purchaser no later than 4 Business Days prior to Completion;

“Disclosed” means, in respect of any fact, matter or circumstance, such fact matter or circumstance being fairly and accurately disclosed to the Purchaser in sufficient detail in order for the Purchaser to understand the importance and context of the fact, matter or circumstance so disclosed and “Disclosing” and “Disclosure(s)” shall be construed accordingly;

“Disclosure Letter” means the letter dated the same date as this Agreement from the Seller to the Purchaser, Disclosing certain matters against the Seller Warranties, attached hereto as Schedule 2;
“Disclosure Material” means the draft information memorandum dated April 2017 and all the material in the virtual data room to which access has been granted to the Purchaser and its advisors in the period comprised between 18 November through 30 January 2018, including written answers to the questions raised by the Purchaser and its advisors in connection with the Due Diligence Review (all as listed in the index attached hereto as Schedule 3 and uploaded in the VDR USB);
“Due Diligence Review” shall have the meaning set forth in Clause 6.1;
“Dutch Civil Code” means the Dutch civil code (Burgerlijk Wetboek);
“Encumbrance” means any pledge, charge, lien, mortgage, debenture, hypothecation, security interest, pre‑emption right, option, claim, equitable right, power of sale, pledge, retention of title, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;
“Environmental Claim” means any written directive, notice of violation or infraction, or any written notice, demand, claim, letter or request for information, written action, governmental order, Encumbrance, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Authority or any other competent person to the Company asserting liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, clean-up, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (a) the presence, release of, or exposure to, any Hazardous Materials (as defined in paragraph 10.1 of Schedule 5); or (b) any actual or alleged non-compliance with any environmental Laws or term or condition of any environmental permit;
“Environment Insurance Policy” means the warranty and insurance policy which may be executed between the Environment Insurer and the Purchaser, as the latter may determine in its sole discretion prior to the Completion Date, in connection with the Environmental Warranties;
“Environment Insurer” means the insurer(s) underwriting the Environment Insurance Policy.
“Environmental Warranties” means the Seller Warranties set forth in paragraph 10 (Environmental Matters) of Schedule 5;
“Expert” shall have the meaning set forth in Clause 7.4.3;
“Fundamental Warranties” means the Seller Warranties set forth in paragraphs 1 (Organization and Authority), 2 (No Conflicts; Approval), 3 (Title and Ownership) and 4 (Brokers) of Schedule 5;
“Group Trademarks” means: (i) the name “Brabant Alucast”; (ii) the Brabant Alucast logo used by the Company as at the date of this Agreement;
“Guarantees Schedule” has the meaning set forth in Clause 13.4;
“Indebtedness Schedule” has the meaning given in Clause 4.6;
“Insured Warranties” means all Seller Warranties, except for the Leakage Warranty, insured under the W&I Insurance Policy or the Environment Insurance Policy;
“Insurer” means ANV Global Services Ltd;
“Indebtedness Schedule” has the meaning given in Clause 4.5;
“Intercompany Agreements” means any written or oral agreements, contracts and/or any other contractual relationships however in place between the Company, of the first part, and the Seller and/or any member of the Seller’s Group as identified and described in Schedule 6, including - but not limited to - the Intercompany Indebtedness (as identified and described in such Schedule) and the Management Services Agreements;
“Intercompany Indebtedness” means the total amount of debt owed by the Company to any members of the Seller’s Group (excluding the Intercompany Trading Amounts);
“Intercompany Pay-off Amount” has the meaning as defined in Clause 3.2(b).
“Intercompany Trading Amounts” means the intercompany trading balances between the Company and Brabant Alucast The Netherlands Site Heijen B.V. and the Company and Brabant Alucast Germany Standwort Wendlingen GmbH in respect of the provision of certain parts and services to the Company in connection with existing contractual arrangements with BMW, DAF, Opel and Daimler as more fully described in the Transitional Services Agreement and Subcontracting Agreements;
“Law” means any law, statute, ordinance, decree, rule and regulation, code, directive, judicial, arbitral, administrative, ministerial or regulatory judgment, applicable to the Company and/or either party or otherwise to be complied with, from time to time, by the Company and/or either party;
“Leakage” means, by the Company during the period from (but excluding) the Locked Box Date to (and including) the Completion Date, any:

(a)	dividend or distribution (whether in cash or in kind, whether ordinary or extraordinary) or any payments in lieu of any dividend or distribution, either declared and/or paid or made;

(b)	redemption, repurchase, repayment or return of shares, or return of capital (whether by reduction of capital or otherwise and whether in cash or in kind);

(c)
consultant, advisory, management, monitoring, service, shareholder or other fees, charges or compensation of a similar nature, whether resolved or paid, including - but not limited to - any fees and/or expenses due in connection with the implementation of any transactions contemplated hereby;

(d)
payments to, or transaction of any kind with, the Seller, any member of the Seller’s Group and/or any of their respective Related Parties (including, without limitation, under any Intercompany Agreements);

(e)
waiver, deferral or release (whether conditional or not) of any amount, right, value, benefit or obligation owed or due to the Seller, any member of the Seller’s Group and/or any of their respective Related Parties;

(f)	amendment to the amount or timing of interest, principal or fees in respect of any indebtedness owed by the Seller, any member of the Seller’s Group and/or any of their respective Related Parties;

(g)	loans or gifts made to the Seller, any member of the Seller’s Group and/or any of their respective Related Parties;

(h)	liability or obligation (contingent or otherwise) of the Seller, any member of the Seller’s Group and/or any of their respective Related Parties assumed or discharged;

(i)	guarantees or incurrence of indebtedness to the benefit of the Seller, any member of the Seller’s Group and/or any of their respective Related Parties;

(j)	guarantee, indemnity or Encumbrance provided by, or over the assets of, the Company;

(k)	bonuses paid to the Company’s directors and/or employees in connection with the implementation of any transactions contemplated hereby;

(l)
any transfer taxes payable by the Company in connection with the transfer of the Rijnstraat Site from Brabant Alucast International B.V. to the Company in excess of the Outstanding RETT Amount funded by the Seller to the Company prior to Completion or, as the case may be, deducted from the Consideration in accordance with clause 3.3.2 (b); and

(m)	any Taxes resulting from a Leakage,
other than any Permitted Leakage and payments in respect of the Intercompany Trading;
“Leakage Claim” means any Claim by the Purchaser in connection with any actual or alleged breach, untruthfulness, incorrectness and/or inaccuracy of the Seller Warranties under paragraph 7 (No Leakage) of Schedule 5;
“Leakage Warranty” means the Seller Warranty under paragraph 8 (No Leakage) of Schedule 5;
“Leased Equipment” means the equipment leased from Brabant Alucast Germany Standort Wendlingen GmbH under leases 434056, 437138, 461782, 470881 and 472472;
“Locked Box Accounts” means the financial statements of the Company as at 31 October 2017, a copy of which is attached hereto as Schedule 8;
“Locked Box Date” means the reference date of the Locked Box Accounts;
“Long Stop Date” shall have the meaning set forth under Clause 4.4;

“Loss” means any liability, damage, penalty, loss, cost, expense, penalty and fine (including but not limited to, reasonable attorney’s fees and costs and expenses of all actions, suits, proceedings, demands, assessments, judgments, interests and demands related thereto), assessed in accordance with sections 6:95 et seq. of the Dutch Civil Code;
“Machine Fire” has the meaning given in Clause 10.4(b);
“Management Services Agreements” means: (i) a management services agreement between the Seller and the Company dated 20 December 2013; and (ii) a management services agreement between, amongst others, Project Horizon Coöperatief U.A. and the Company dated 18 July 2016;
“Management Accounts” means the Company’s management accounts relating to the period of 10 months comprised between 1 January and 31 October 2017, a copy of which is attached hereto as Schedule 11;
“Notary” means civil law notary Mr. R.M. Rieter or another civil law notary of Bird & Bird LLP in The Hague, or such civil law notary's substitute;
“Notary Letter” means the letter agreement between the Notary, the Seller, the Purchaser, the Company and the other parties specified therein which confirms the flow of funds at and after Completion civil law;
“Notice of Claim” a written notice to the Seller, given by or on behalf of the Purchaser in relation to any Claim and specifying, in reasonable detail, the matter(s) which give rise to the claim, the nature of the claim and (to the extent capable of quantification) the amount claimed in respect thereof (or the Purchaser’s good faith estimate of such amount if such amount cannot be definitively quantified at the time the Notice of Claim is given);
“[*] Claim” means the claim against the Company by [*] in connection with [*] in part number [*] produced by Brabant Alucast The Netherlands Site Heijen B.V. as more fully described in the Disclosure Letter;
“[*] Claim Cap” means EUR 25,000;
“Oss Tax Losses” has the meaning set forth under Clause 18.1.1;
“Outstanding RETT Amount” means an amount equal to the transfer taxes payable in connection with the transfer of the Rijnstraat Site from Brabant Alucast International B.V. to the Company which shall be borne by the Seller or a member of the Seller’s Group (other than the Company or Verres);
“Permitted Leakage” means:

(a)
any payments expressly provided for under the terms of the Transaction Documents (including for the avoidance of doubt any amounts to be paid by the Company to Verres in respect of any Post Locked Box Date Lending or otherwise);

(b)	any payments to the extent specifically provided for in the Locked Box Accounts;

(c)	payment of the [*] Claim Settlement Amount;

(d)
any amounts incurred, paid or agreed to be paid or payable or liability, cost or expense incurred in connection with any matter undertaken at the written request of, or with the prior written consent of, the Purchaser;

(e)	any payments listed in Schedule 9;
“[*]” means [*] and any other company belonging to the same group;
“[*] Claim” means the alleged claim by [*] regarding the alleged liability of (amongst others) the Company in relation to the [*] (amongst others) the Company by [*] as notified by [*] to the Company on [*] and as more fully described in the Disclosure Letter;

“[*] Claim Cap” means EUR 364,529;
“Post Locked Box Date Lending” means all amounts lent to the Company by the Seller’s Group following the Locked Box Date (excluding any amounts paid by the Seller or the relevant member of the Seller's Group to fund the Outstanding RETT Amount) in connection with the financing of the operating activities of the Company;
“Post Locked Box Date Lending Amount” means the amount of Post Locked Box Date Lending notified to the Purchaser in accordance with Clause 4.5;
“Purchase Order Agreement” means the purchase order agreements between the parties and in the agreed form;
“Purchaser’s Completion Documents” has the meaning given to it in Clause 9.1;
“Purchaser’s Group” means the Purchaser, its Affiliates and Affiliates’ undertakings, any holding company or parent undertaking of the Purchaser and all other Affiliates and Affiliates’ undertakings of any such holding company or parent undertaking as the case may be from time to time (and including, with effect from Completion, the Company);
“Related Party(ies)” means, with respect to any person, (i) who is an individual, his spouse, registered partner or relatives in blood or by marriage or by adoption in the direct line in the first degree ("Family Member"); and (2) any person over which such person or any of his Family Members has Control or which Controls such person or which is under joint or common Control with such person;
“Release Deeds” means the release deeds to be executed by each of the creditors of the Intragroup Loans no later than Completion, releasing in full (upon repayment of the relevant Intercompany Indebtedness owed to such creditor) all rights of pledge and other security rights granted by the Company under or in connection with any Intragroup Loan;
“Request” has the meaning set forth in Clause 18.1(c);
“Resigning Auditor” means BDO;
“Resigning Directors” means Brabant Alucast International B.V., Mr. Jamie Brundell and Mr. Johannes Vorstenbosch;
“Resigning Officer” means any Resigning Director and the Resigning Auditor;
“Rijnstraat Site” means the site located at the Rijnstraat 19, 21 and 27 in Oss as detailed in the Rijnstraat Site Transfer Deed;
“Rijnstraat Site Transfer Deed” means the notarial deed of sale and transfer of the Rijnstraat Site by Brabant Alucast International BV to the Company to be executed between signing and Completion;
“Seller’s Completion Documents” has the meaning given to it in paragraph 2.1 of Schedule 10;
“Seller’s Group” means the Seller, its Affiliates and Affiliates’ undertakings, any holding company or parent undertaking of the Seller and all other Affiliates and Affiliates’ undertakings of any such holding company or parent undertaking as the case may be from time to time (but excluding, with effect from Completion, the Company and further excluding, at all times, any portfolio company of any member of the Seller’s Group);
“Seller Warranties” means those warranties set out in Schedule 5;
“Shares” has the meaning set forth in Recital (B) above;
“Signing Date” means the date of this Agreement;

“Steps Paper” means the “Oss Sale” restructuring step plan prepared by Loyens & Loeff dated January 2018, a copy of which is attached at Schedule 5;
“Subcontracting Agreement” means the subcontracting agreement between the parties and in the agreed form;
“Tax” means (i) any direct or indirect tax, duty, charge, levy or customs duty, including but not limited to corporate income tax, advance corporate income tax, local income tax, advance local income tax, capital gains tax, inheritance tax, value added tax, import or export duties, rates, stamp duty, registration tax, ipo-cadastral taxes, transfer taxes, net worth tax, local tax on immovable properties, tax on the increase of value of immovable properties or real property, municipal tax on land and buildings, regional tax on productive activities, waste disposal tax, custom charges and duties, excise duties, insurance and social security contributions, withholding taxes on wages, fees, passive income or any other required source, or any item of a similar nature; and (ii) any fine, penalty, surcharge, interest or other charge relating to any direct or indirect tax, duty or levy, charge or customs duty;
“Tax Authority” means any governmental or other authority competent to impose Tax on the Company whether in the Netherlands or elsewhere or responsible for the administration and/or collection of Tax from the Company or enforcement of any applicable Law in relation to Tax;
“Tax Return” means any return required to be made to any Tax Authority of income, profits or gains or of any other amounts (such as VAT, wage withholding tax and/or social security contributions) or information relevant for the purposes of Tax, including any necessary attachments thereto;
“Transaction Documents” means this Agreement, the Disclosure Letter, the Bring-Down Disclosure Letter, the Transitional Services Agreement, the Purchase Order Agreements, the Subcontracting Agreement and each of the agreements, arrangements and/or other documents entered into or to be entered into pursuant to this Agreement;
“Transitional Services Agreement” means the transitional services agreement to be finalized and agreed upon by the Parties in accordance with Clause 4.7 below and to be entered into on Completion by, amongst others, the Company, of the first part, and the Seller (and/or a member of the Seller’s Group), of the second part.
“VAT” means VAT means value added tax as defined by Art. 1 of the EU Directive 2006/112/Ce and all indirect taxes of similar nature applicable to supplies of goods/services such as GST, etc.;
“VDR USB” means the usb key, which shall be delivered by the Seller to the Purchase on, or as soon as practicable following, the Signing Date, uploaded with all documents comprised in the virtual data room referenced in the definition of Disclosure Material;
“Verres” has the meaning set forth in Recital (G) above;
“Verres Loan” means the intercompany loan between Verres and the Company in the amount of EUR 10,000;
“Verres SPA” has the meaning set forth in Recital (G) above;
“W&I Insurance Policy” means the warranty and insurance policy executed between the Insurer and the Purchaser on the date hereof, copy of which is attached hereto as Schedule 13;
“[*] Claim Settlement Amount” means an amount of EUR 551,000 paid or payable by the Company in full and final settlement of the claim of [*] in relation to a defective product.

1.2	In this Agreement, unless the context otherwise requires:

(a)	references to a “party” mean a party to this Agreement and shall include its permitted assignees (if any) and/or the successors in title to that part of its undertaking which includes this Agreement;

(b)	any reference to “writing” or “written” means any method of reproducing words in a legible and non‑transitory form (excluding, for the avoidance of doubt, email);

(c)	references to “include” or “including” are to be construed without limitation;

(d)
references to a “person” include any individual, company, partnership, joint venture, firm, association, trust, governmental or regulatory authority or other body or entity (whether or not having separate legal personality);

(e)	words in the singular include the plural and vice versa and a reference to any gender includes all other genders;

(f)	the table of contents and headings are inserted for convenience only and do not affect the construction of this Agreement;

(g)
references to Recitals, Clauses, paragraphs and Schedules (including any Annexes attached thereto) are (unless the context otherwise requires) to recitals, clauses and paragraphs of, and schedules (including any annexes attached thereto) to, this Agreement and all Recitals and Schedules (including any Annexes attached thereto) form an integral and substantial part of this Agreement;

(h)
references to any statute or statutory provision include a reference to that statute or statutory provision as amended, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any subordinate legislation made under the relevant statute or statutory provision;

(i)
where any representation or warranty contained in this Agreement (including but not limited to the Seller Warranties) is expressly qualified by reference to the “Seller’s Knowledge” or “as far as the Seller is aware” , this shall mean the knowledge, as of the date hereof and as of the Completion Date, of the Seller and/or the knowledge of any executive and/or senior manager and/or member of the board of directors of the Company and/or statutory auditors of the Seller and/or the Company, after due inquiry; and

(j)
in respect of any jurisdiction other than the Netherlands, a reference to any Dutch legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction. Where in this Agreement words are translated into the Dutch language, the Dutch translation shall prevail in any dispute as to the interpretation of such word.

1.3
The Purchaser shall be entitled to designate an Affiliate incorporated in a country being a member of the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “Designee”) to purchase the Shares and carry-out the transactions contemplated hereby, in accordance with the following provisions:

(a)
such designation will be sufficiently made if notified in writing to the Seller, together with (i) full corporate details and address of the Designee for the purposes of Clause 22, and (ii) the written unconditional acceptance of the Designee, and, upon such acceptance, the Designee shall be considered together with the Purchaser as a Party of this Agreement for all purposes;

(b)	the designation pursuant hereto will be notified to the Seller no later than 3 (three) Business Days prior to the Completion Date;

(a)	the Designee shall be required to satisfy the reasonable ‘know your customer’ requirements of the Seller prior to the transfer of rights and obligations to the Designee described herein;

(c)
the Purchaser shall be jointly and severally liable with the Designee in respect of the payment of the Consideration pursuant to this Agreement and the timely and proper fulfilment of any obligation of the Purchaser arising from, or in connection with, this Agreement until the consummation of the Completion in accordance with the provisions of this Agreement;

(d)
subject to (e) below, upon occurrence of Completion (i) the Purchaser shall be automatically released for all purposes from any Purchaser’s obligations, (ii) the Purchaser shall not be considered anymore as a party to this Agreement, and (iii) any reference in this Agreement to the “Purchaser” will be construed and interpreted as an exclusive reference to the Designee except for any reference under Clauses 11 (Non-solicitation undertaking), 12 (Confidentiality and Announcement), 22 (Notices) and 30 (Governing Law and Submission to Jurisdiction), which shall be construed as a reference to both the persons having originally executed this Agreement as Purchaser and the Designee; and

(e)	in the event that the Designee fails to make any payment under this Agreement, the Seller shall be able to seek recourse against the Purchaser for such payment.

2.	Sale, Purchase and Transfer of the Shares

2.1
Upon the terms and subject to the conditions of this Agreement (including without limitation the Conditions Precedent set forth in Clause 4.1 below), and with effect from Completion and upon consummation thereof, the Seller hereby sells to the Purchaser and the Purchaser hereby purchases from the Seller, full title to, and full ownership of, the Shares, representing as at the Completion Date, 100% (one hundred percent) of the issued and outstanding share capital of the Company, together with all rights which are at the Completion Date attached to them (including, without limitation, the right to receive all dividends, distributions and interest declared, made, accrued or paid on or after the Completion Date).

2.2
On the Completion Date, the Seller shall transfer (leveren) the Shares, free and clear from any Encumbrances, to the Purchaser and the Purchaser shall accept the transfer of such Shares, all in accordance with Clause 5 and Schedule 10.

2.3
The Seller hereby waives any rights which may have been conferred on it under the Articles or otherwise as may affect the transactions contemplated by this Agreement (other than its rights pursuant to this Agreement) including, without limitation:

(a)	any rights of redemption, pre-emption, first refusal or transfer it may have with respect to the Shares (in whole or in part); and

(b)	any rights to acquire the Shares (in whole or in part).

3.	Consideration for the Sale and Purchase of the Shares

3.1	Consideration
On the basis of the Locked Box Accounts, the aggregate consideration for the sale and purchase of the Shares and the satisfaction of the Intercompany Indebtedness has been agreed to be an amount in cash equal to EUR 47,246,464 (the “Consideration”).

3.2	Payment of the Consideration and Post Locked Box Date Lending Amount
The Consideration and the Post Locked Box Date Lending Amount shall be paid by the Purchaser in cash on Completion, by irrevocable wire transfer, value date on the Completion Date, as follows:

(a)
an amount of EUR 1 (such amount the "Share Consideration") shall be credited to the Notary Account no later than 10.00 am CET on the Completion Date and with value on the Completion Date. The Notary shall hold the Share Consideration in escrow for the Purchaser until execution of the Deed of Transfer, whereafter the Notary shall hold the Share Consideration in escrow in accordance with the Notary Letter;

(b)
an amount equal to EUR 47,246,463 less any Leakage and less any Outstanding RETT Amount notified under Clause 4.5 and which has not been funded by the Seller (or the relevant member of the Seller's Group) to the Company before Completion (the “Intercompany Pay-Off Amount”) shall be paid into the Notary Account no later than 10.00 am CET on the Completion Date for settlement in accordance with the terms of the Notary Letter and the Indebtedness Schedule and with value on the Completion Date for the purposes of satisfaction of the Intercompany Indebtedness (and shall absolutely discharge the Company for any liability against any member of the Seller’s Group in respect of the Intercompany Indebtedness and the Intercompany Indebtedness). The Notary shall hold the Intercompany Pay-Off Amount in escrow for the Purchaser until execution of the Deed of Transfer, whereafter the Notary shall release the Intercompany Pay-Off Amount in accordance with the Notary Letter; and

(c)
the Post Locked Box Date Lending Amount shall be paid into the Designated Account in repayment of all Post Locked Box Date Lending (and the payment of such amount into the Designated Account shall absolutely discharge the Company from any liability against any member of the Seller’s Group in connection with the Post Locked Box Date Lending); and

For the avoidance of any doubt, an example calculation of the Consideration is attached hereto as Schedule 16.

3.3	Discharge of the Purchaser
Payment of the Share Consideration and the Intercompany Pay-Off Amount into the Notary Account shall constitute an absolute discharge of the Purchaser’s obligations to pay the Consideration under this Agreement and the Purchaser shall not be concerned with any subsequent payments from the Notary Account to satisfy the Company’s liabilities with regard to any Intercompany Agreements (including the Intercompany Indebtedness), it being understood that the Seller shall hold the Company fully harmless and indemnified in respect of any claims made towards the Company by any member of the Seller’s Group under any Intercompany Agreements.

4.	Conditions to Completion and other Preliminary Actions

4.1	Conditions Precedent
The obligation of the parties to proceed with the Completion pursuant to this Agreement is conditional upon the fulfilment by and no later than the Long Stop Date (as defined below), of the following conditions precedent (the “Conditions Precedent”):

4.1.1
the sale and purchase of the Shares pursuant to this Agreement and all other relevant transactions contemplated hereby, as well as by the Verres SPA, shall have been approved, cleared or granted an exemption by the German Antitrust Authority (the approvals, clearances and exemptions contemplated above are hereinafter collectively referred to as the “Clearance”);

4.1.2
(to the extent that such transfer has not occurred prior to the date hereof) full legal ownership of the real estate located at Rijnstraat 19, 5347 KL Oss, the Netherlands (the “Rijnstraat Site”) having been unconditionally transferred from Brabant Alucast International B.V. to the Company, free and clear from any Encumbrances; and

4.1.3	any and all conditions precedent set forth under the applicable provisions of the Verres SPA shall have been fulfilled.

4.2	The Clearance
As soon as practicable following the date of this Agreement and, in any event, by no later than four (4) Business Days following the Signing Date, the Purchaser shall duly file all applications, requests and other documents that are required to obtain the Clearance; the Purchaser shall use its best endeavours, and shall take all steps necessary, to obtain the Clearance as soon as possible following the Signing Date and shall keep the Seller informed in a timely fashion of all steps taken pursuant hereto, and the Seller shall (and shall cause the Company to) actively provide assistance and cooperate with the Purchaser for the preparation of the documents to be filed and for the obtainment of the Clearance as soon as possible.

Furthermore, the Purchaser agrees that in the period comprised between the Signing Date and the Long Stop Date it shall not, and shall procure that no relevant member of the Purchaser’s Group shall, acquire any business which competes with, supplies or is a customer to the Company and/or Verres and which would or might reasonably be expected to prejudice or delay the outcome of the process to obtain the Clearance.

4.3	Effects
If any of the Conditions Precedent is not fulfilled on or prior to 30 June 2018 (the “Long Stop Date”), this Agreement shall automatically terminate and the Parties shall be released from all obligations hereunder except for any rights or obligations arising under Clauses 12, 14, 22 and 30 below.

4.4	Other Preliminary Actions
On or prior to the Completion Date and effective as of such date, the Seller will procure:

(a)
the termination by mutual consent and in the agreed terms of the Intercompany Agreements and the transfer to the Company of the full title and ownership of the Leased Equipment, free from any Encumbrances; and

(b)	the termination by mutual consent and in the agreed terms of the Management Services Agreements.
It is further agreed that, between the Signing Date and the Completion Date, the parties shall promptly discuss, acting in good faith, and finalize the terms of the Transitional Services Agreement, and the Subcontracting Agreements on the basis of the draft of such agreement attached hereto as Schedule 12.

4.5	Information to be provided on the apportionment of the Intercompany Indebtedness, Leakage, Post-Locked Box Date Lending
No later than five (5) Business Days prior to the Completion Date, the Seller shall deliver a written statement (the “Indebtedness Schedule”) to the Purchaser setting out:

(i)
details of the apportionment of the Intercompany Pay-Off Amount between Project Horizon Cooperatief U.A., Brabant Alucast International B.V. (it being acknowledged that such amounts will be settled via the Notary Account on the Completion Date in accordance with the terms of the Notary Letter; and

(ii)
the exact amount of Leakage from the Locked Box Date (not included) up to and including the Completion Date, provided that if the Seller fails to inform the Purchaser of any Leakage in accordance herewith, the Seller shall be liable to the Purchaser for such Leakage pursuant to Clause 7 below; and

(iii)	the Post Locked Box Date Lending Amount.

4.6	Intercompany Trading Balances
The Purchaser acknowledges that certain bona fide intercompany trading activities are carried out between the Company and certain members of the Seller’s Group in relation to the conduct of its business and the business of the Seller’s Group and that amounts in respect of such intercompany trading arrangements are periodically payable by the Company to members of the Seller’s Group in payment for goods supplied to the Company by such members of the Seller’s Group. The Purchaser acknowledges that: (i) payments of Intercompany Trading Amounts by the Company consistent with past practice shall not require consent from the Purchaser under Clause 10; (ii) shall not constitute Leakage; and (iii) these intercompany arrangements are anticipated to continue following the Completion Date in accordance with the terms of the Transitional Services Agreement, the Subcontracting Agreements and any documents ancillary thereto.

5.	Completion

5.1
Completion shall take place at the offices of the Notary at the Zuid-Hollandplein 22, 2596 AW The Hague, the Netherlands, at 10 a.m., on the 5th (fifth) Business Day following the date on which all the Conditions

Precedent set forth in Clause 4.1 shall have been fulfilled (the “Completion Date”), or at such other place, date and time as the parties may hereafter agree in writing.

5.2	At Completion and following receipt by the Notary of the Consideration the Seller and the Purchaser shall comply with their respective obligations set out in Schedule 10.

5.3
If the obligations of the Seller or the Purchaser under Schedule 10 are not complied with on the Completion Date in any material respect, the Purchaser (in the case of default by the Seller) or the Seller (in the case of a default by the Purchaser) shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the Purchaser or the Seller, as the case may be:

(a)
to defer Completion for a period of up to ten (10) Business Days (provided always that such date is prior to the Long Stop Date) so that the provisions of this Clause 5 shall apply to Completion as so deferred;

(b)	to require the parties to proceed to Completion as far as practicable, having regard to the defaults which have occurred; and

(c)
subject to Completion having first been deferred for a period of at least ten (10) Business Days under Clause 5.3(a) and the parties having used reasonable endeavours to effect Completion during that period, to terminate this Agreement by notice in writing to the Purchaser or the Seller, as the case may be.

5.4
All amounts expressed to be payable to the Seller pursuant to any provision of this Agreement shall be paid (without set-off or deduction) to the Designated Account, and the receipt of each such amount in the Designated Account shall be an absolute discharge to the Purchaser of the obligation to pay such amount and the Purchaser shall not be concerned to see to the application of any such amount thereafter.

5.5
The Notary is a partner of Bird & Bird LLP, the firm of the external legal advisors to the Purchaser. The Seller acknowledges that it is aware of the relevant provisions of the Ordinance Interdisciplinary Cooperation (Verordening Interdisciplinaire Samenwerking) and the articles 19 through 22 of the Professional Code of Conduct (Verordening Beroeps- en Gedragsregels) of the Royal Professional Organisation of Civil Law Notaries (Koninklijke Notariële Beroepsorganisatie). The Seller hereby acknowledges and agrees that the Notary may advise and act on behalf of the Purchaser with respect to this Agreement, and any agreements and/or any disputes related to or resulting from this Agreement.

5.6
All actions and transactions constituting the Completion pursuant to this Agreement (including, without limitation, this Clause 5 and Schedule 10), as well as all actions and transactions constituting the Completion under the Verres SPA, shall be regarded as one single transaction so that, at the option of the party having interest in the performance of the relevant specific action or transaction, no action or transaction constituting the Completion shall be deemed to have taken place if and until all other actions and transactions constituting the Completion shall have been properly performed in accordance with the provisions of this Agreement and of the Verres SPA.

6.	Seller Warranties

6.1
Prior to the Signing Date, the Purchaser has conducted a due diligence review regarding the Company (the “Due Diligence Review”). In connection therewith, the Purchaser and its advisors have had access to the Disclosure Material.

6.2
The Seller makes to the Purchaser the Seller Warranties contained in Schedule 5, which are save as provided in Clause 6.4 below, true and accurate as of the date hereof and, save as provided in Clause 6.4 below, true and accurate as of the Bring-Down Date.

6.3
The Seller and the Purchaser acknowledge that the Seller Warranties are completely autonomous promises and agree that the applicability of sections 7:17 and 7:20 up to an including 7:23 of the Dutch Civil Code is hereby excluded. As a particular consequence, inter alia, the Seller shall be liable for any Loss arising due to a breach of any of the Seller Warranties pursuant to the terms and conditions and subject to the limitations provided for in this Agreement (including, without limitation, this Clause 6 and Clauses 7 and 8 below), without being subject to or limited by, under any respects or circumstances, the Dutch Civil Code, it being understood that the validity and enforceability of such obligation in strict compliance with the provisions hereof constitutes an essential and determining factor of the Purchaser’s consent to purchase the Shares on the terms and conditions set out in this Agreement.

6.4
Each Seller Warranty is given subject to all facts, matters and information Disclosed (or deemed to be Disclosed) in the Disclosure Letter. For the avoidance of doubt: (i) information contained in the Disclosure Letter is required to meet the standard of Disclosure set out in Clause 1.1 of this Agreement in order to be considered to be considered Disclosed for the purposes of this Agreement; (ii) the Seller shall not be liable for any breach of any Seller Warranty to the extent that the facts, matters or circumstances which form the basis of such breach have been Disclosed and (iii) the contents of all other Schedules of this Agreement shall not be considered Disclosed for the purposes of this Agreement and therefore shall neither limit nor exclude the liability of the Seller.

6.5
Each Seller Warranty shall be given on the Bring-Down Date subject to all facts, matters and information Disclosed in the Bring-Down Disclosure Letter and, accordingly, the Seller shall not be liable for any breach of any Seller Warranty to the extent that the facts, matters or circumstances which form the basis of such breach in respect of matters which occur following the execution of this Agreement are Disclosed in the Bring-Down Disclosure Letter and the Purchaser (acting reasonably) accepts in writing such additional Disclosure. It is acknowledged and agreed by the Seller that the only matters which may be validly Disclosed in the Bring-Down Disclosure Letter will be facts, matters or circumstances which occurred following the execution of this Agreement.

6.6
If, between the Signing Date and the Completion Date, the Seller becomes aware of the occurrence - following the Signing Date - of any events or circumstances which may cause any of the Seller Warranties to become untrue or misleading, the Seller shall Disclose such matters to the Purchaser in writing as soon as reasonably practicable following the Seller becoming aware of any such events or circumstances.

6.7
Unless expressly provided in this Agreement, each of the Seller Warranties shall be separate and independent and shall not be limited by reference to any other Seller Warranty, Clause, paragraph or other section of this Agreement.

6.8
It is further acknowledged and agreed by the Seller that the fraudulent or wilful concealment by any of Jamie Brundell, James McComasky, Hans Vorstenbosch, Ariana Lachello and Stefano Bruni at the date of this Agreement of any matter which occurred prior to execution of this Agreement which would or might reasonably be expected to result in a breach of Warranty and a Loss to the Company in excess of EUR 750,000 and of which the Purchaser becomes aware prior to the Completion Date shall entitle the Purchaser, on written notice to the Seller, to terminate this Agreement (as well as the Verres SPA) prior to Completion and effective as at the date of the termination notice, and the parties shall be fully released from any of their respective all obligations hereunder, except for any rights or obligations arising under Clauses 12, 14, 22 and 30 below, and in any event without prejudice to any right of, or remedy available to, either party in connection with the breach by the other party of any of its obligations hereunder occurred prior to the date of termination of this Agreement.

7.	Special Indemnities

7.1
The Seller shall indemnify and hold harmless the Purchaser on a EUR per EUR basis in respect of any and all Losses suffered by the Company and/or the Purchaser in connection with the following (the “Special Indemnities”):

(i)	any Leakage Claim, in respect of which the provisions of Clauses 7.2 and 7.3 below shall apply;

(ii)	any breach by the Seller of any Fundamental Warranties, in respect of which the provisions of Clause 7.4 below shall apply;

(iii)	the [*] Claim in respect of which the provisions of Clause 7.6 shall apply; and

(iv)	the [*] Claim in respect of which the provisions of Clause 7.5 shall apply;
and provided that, for the sake of clarity, the Seller’s indemnification obligations referred to in this Clause 7.1 will not be subject to any limitations under Clause 8 below and the Purchaser shall have a direct right of recourse against the Seller in relation to the Special Indemnities. For the avoidance of doubt, the amount of any Loss to be indemnified by the Seller hereunder shall not be subject to any of the monetary limitations set out in Clause 8.4 nor count against such figures.

7.2	Leakage Claims
Notwithstanding anything to the contrary provided for herein (other than Clause 8.8), the Seller shall be liable and shall indemnify the Purchaser in respect of any Leakage Claim in respect of which Notice of Claim is given in accordance with the terms of this Agreement (a “Notice of Claim”), not later than six (6) months following the Completion Date (the “Leakage Claim Period”) under the penalty of forfeiture, provided however that the Seller’s obligations under this Clause 7.2 shall survive the expiry of the time limit provided above in respect of any Leakage Claim where Notice of Claim has been given on or prior to the expiry of the Leakage Claim Period and provided further that the Seller shall have no liability for any Leakage Claim for which a Notice of Claim is issued if legal proceedings in respect of such Leakage Claim are not commenced within six (6) months of the date of Notice of Claim.

7.3	Handling of Leakage Claims
If any event occurs which the Purchaser believes that could give rise to the Seller’s liability under Clause 7.1(i), the following provisions shall apply.

7.3.1
Within and not later than 10 (ten) Business Days after the Purchaser becoming aware of the occurrence of such event, the Purchaser shall promptly give a Notice of Claim to the Seller, provided that - for the sake of clarity - failure of Purchaser to provide a timely Notice of Claim shall not reduce or otherwise impact the Seller’s liability for the Leakage Claim unless the Seller suffers direct prejudice as a result of such failure or delay and in such case, only to the extent of any such prejudice provided always that Notice of Claim is given within the Leakage Claim Period.

7.3.2
The Seller shall have the right to challenge in writing the Notice of Claim within 20 (twenty) Business Days from the receipt thereof, by giving the Purchaser a notice specifying the subject matter of the Seller’s disagreement and its reasons, together with all reasonable details thereto (a “Notice of Disagreement”), provided that, if the Seller fails to timely challenge such Notice of Claim within the term provided in this Paragraph any claims of the Purchaser contained therein shall be deemed expressly acknowledged and accepted by the Seller, and the Seller shall pay the Purchaser the amount specified in such Notice of Claim within, and no later than, the expiry of the 10th (tenth) Business Day period referred to in paragraph 7.3.1 above.

7.3.3
With respect to any Notice of Claim which is the subject of a Notice of Disagreement, during a period of 10 (ten) Business Days following receipt by the Purchaser of the Notice of Disagreement, the Seller and the Purchaser will attempt to resolve amicably and in good faith any differences that they may have with respect to any matters constituting the subject matter of such Notice, with a view to reaching an amicable agreement in respect of such matters. If, at the end of such period (or any mutually agreed upon extension thereof), the Seller and the Purchaser fail to reach agreement in writing with respect to all such matters, then all matters as to which agreement is not so reached (each a “Leakage Dispute”) may, thereafter, be submitted to the final determination of an independent appraiser to be jointly selected by the parties, or alternatively - failing the parties’ agreement - to be appointed by the then Chairman of the Netherlands Institute of Chartered Accountants (Nederlandse Beroepsorganisatie van Accountants; NBA) upon request by the most diligent party (the “Expert”).

7.3.4
The Expert (1) shall consider only the Leakage Disputes, (2) shall act promptly to resolve all such disputes, (3) shall comply with the applicable provisions of this Agreement, (4) shall be empowered to act as an arbitrator only to the extent strictly required to resolve the Leakage Disputes and (5) its determinations with respect thereto shall be final, conclusive and binding upon the Purchaser and the Seller in accordance with the provisions of paragraph 7.3.6 below and shall not be subject to appeal. Upon resolution by the Expert of all Leakage Disputes, the Expert shall prepare and deliver to the parties its determinations with respect to each Leakage Dispute.

7.3.5
Any Leakage Claims in respect of which no Notice of Disagreement shall have been notified by the Seller to the Purchaser in accordance with paragraph 7.3.2 or which shall have been amicably settled between the parties pursuant to paragraph 7.3.3 and/or determined pursuant to paragraph 7.3.5 preceding, shall be final, conclusive and binding upon the Purchaser and the Seller.

7.3.6.
Without prejudice to the provisions of paragraph 7.3.5, the settlement of determination of any Leakage Claim with regard to a particular item shall not be deemed or otherwise construed as limiting, reducing or adversely affecting the rights of the Purchaser under this Agreement in respect of any other Leakage Claim or other matter which is not the subject of such settlement or determination.

7.3.7
All fees and disbursements of the Expert due in connection with the provision of the services contemplated under this Clause 7.3 shall be equally shared between the Seller and the Purchaser or as may otherwise be determined by the Expert.

7.4	Fundamental Warranty Claims
Notwithstanding anything to the contrary provided for herein (other than Clause 8.8), the Seller shall be liable and shall indemnify the Purchaser on a EUR per EUR basis in respect of any Losses suffered by the Company and/or the Purchaser in connection with any actual breach, untruthfulness, incorrectness and/or inaccuracy of any Fundamental Warranties in respect of which a Notice of Claim is given to the Seller not later than three (3) years following the Completion Date; and provided that:

(a)
the Seller’s obligations under this Clause 7.4 shall survive the expiry of the time limit provided above in respect of any breach, untruthfulness, incorrectness and/or inaccuracy of the Fundamental Warranties referred to therein where a Notice of Claim is given within such three (3) year period, provided further that the Seller shall have no liability for any Fundamental Warranty Claim for which Notice of a Claim is issued if legal proceedings in respect of such Fundamental Warranty Claim are not commenced within nine (9) months of the date of Notice of Claim;

(b)	the Seller’s aggregate liability pursuant to this Clause 7.4 shall not exceed the amount of the Consideration;

(c)	the provisions of Clauses 8.10 and 8.11 below shall apply mutatis mutandis to the handling of any related Claims between the parties.

7.5	[*] Claim

7.5.1
Notwithstanding anything to the contrary provided for herein (other than Clause 8.8), the Seller shall be liable and shall indemnify the Purchaser for a period of twelve (12) months from the Completion Date, on a EUR per EUR basis, in respect of any Losses (up to the amount of the [*] Claim Cap) suffered by the Company and/or the Purchaser in connection with the [*] Claim.

7.5.2
In the event that the Company or the Purchaser receives any claim from [*] regarding the subject matter of the [*] Claim within the twelve (12) month period referenced in Clause 7.5.1 above, the Seller shall be entitled to assume (at the Seller’s expense) sole conduct of the [*] Claim, provided however that (i) the Seller shall inform the Purchaser of any meeting, development and material information with regard to the [*] Claim (allowing a representative of the Purchaser or the Company to attend such meetings as an observer) and (ii) in case of court proceedings brought by [*] against the Company, this latter shall be entitled to appoint (at its expense) legal counsel of its choosing to defend the claim, it being understood that to the extent permitted by the Law the Seller shall retain the primary conduct of any derivative and principal [*] Claim.

7.5.3
The Purchaser undertakes that it shall not (and, from the Completion Date, shall procure that the Company does not) take any action which would or might reasonably be expected to frustrate, delay or increase the liability of the Company in respect of the [*] Claim.

7.5.4
The Purchaser shall (and, from the Completion Date, shall procure that the Company shall) keep the existence of the indemnification provisions detailed in Clause 7.5.1 above strictly confidential and shall not disclose to [*], its affiliates or any of its or their officers, employees, agents, consultants or advisers that such indemnification has been given.

7.6	[*] Claim

7.6.1
Notwithstanding anything to the contrary provided for herein (other than Clause 8.8), the Seller shall be liable and shall indemnify the Purchaser for a period of twelve (12) months from the Completion Date, on a EUR per EUR basis, in respect of any Losses (up to the amount of the [*] Claim Cap) suffered by the Company and/or the Purchaser in connection with the [*] Claim.

7.6.2
In the event that the Company or the Purchaser receives any claim from [*] regarding the subject matter of the [*] Claim within the twelve (12) month period referenced in Clause 7.6.1 above, the Seller shall be entitled to assume (at the Seller’s expense) sole conduct of the [*] Claim and shall keep the Purchaser informed of any developments and material information with regard to the [*] Claim.

7.6.3
The Purchaser undertakes that it shall not (and, from the Completion Date, shall procure that the Company does not) take any action which would or might reasonably be expected to frustrate, delay or increase the liability of the Company in respect of the [*] Claim.

7.6.4
The Purchaser shall (and, from the Completion Date, shall procure that the Company shall) keep the existence of the indemnification provisions detailed in Clause 7.6.1 above strictly confidential and shall not disclose to [*], its affiliates or any of its or their officers, employees, agents, consultants or advisers that such indemnification has been given.

7.7	Exclusive Remedy
The Purchaser acknowledges and agrees that, except in case of fraud (fraude) or fraudulent or wilful concealment, to the maximum extent permitted under Dutch law the rights and remedies under this Clause 7 in connection with any breach by the Seller of any Seller Warranties shall be exclusive and in lieu of any other right, action, defence, claim or remedy which, but for this Clause 7.7, would be available to the Purchaser under any applicable Law or otherwise in connection with, or as a consequence of, any of the Seller Warranties being untrue or inaccurate. In particular, but without limitation, except in case of fraud (fraude) or fraudulent or wilful concealment and subject to the provisions of Clause 8.8 below, to the maximum extent permitted under Dutch law no inaccuracy of any of the Seller Warranties shall entitle the Purchaser to rescind or terminate this Agreement or to refuse to effect the Completion or to perform its obligations under this Agreement, prior to, on, or after the Completion Date.

8	Limitation of Seller’s Liability

8.1	W&I Insurance Policy
The parties acknowledge that the Purchaser has entered into the W&I Insurance Policy in order to obtain further protection in the event of a breach of the Insured Warranties. The parties thus agree that with regard to the Seller Warranties:

(a)	the Seller shall only be directly liable towards the Purchaser with regard to the Special Indemnities;

(b)
other than the residual liability provided under Clause 8.2 below, with regard to the Insured Warranties, the Seller shall not have any liability towards the Purchaser, or the Purchaser be entitled to any actions against the Seller, in each case in respect of any Claim, irrespective of whether a Loss would be covered by the W&I Insurance Policy (and, if executed, the Environment Insurance Policy), except in case such Claim (i) is based on fraud (fraude), or fraudulent or wilful concealment on behalf of the Seller or any member of the Seller’s Group and their respective Related Parties; and

(c)
except as otherwise provided under this Agreement (including Clause 7.1 above), the Purchaser’s sole recourse for any breach by the Seller of the Insured Warranties shall be against the W&I Insurance Policy (and/or, if executed, the Environment Insurance Policy) in accordance with its terms, whether or not the W&I Insurance Policy (and/or, if executed, the Environment Insurance Policy) is actually effected by the Purchaser or remain in existence. Any failure by the Purchaser to effect the W&I Insurance Policy (and/or, if executed, the Environment Insurance Policy) or to maintain any of them, or any waiver or termination of that polic(y)(ies) at any time, shall not operate to increase the liability of the Seller.

8.2	Seller’s Residual Liability
Subject to Clause 8.1, the Seller shall be liable in respect of any Losses suffered by the Company and/or the Purchaser in connection with any breach, untruthfulness, incorrectness and/or inaccuracy of the Insured Warranties in respect of which a Notice of Claim is given to the Seller by, or on behalf of, the Purchaser, not later than twelve (12) months following the Completion Date; and provided that:

(a)
the Seller’s obligations under this Clause 8.2 shall survive the expiry of the time limit provided above in respect of any breach, untruthfulness, incorrectness and/or inaccuracy of the Insured Warranties where a Notice of Claim is given to the Seller prior to the expiry of such twelve (12) month period (it being understood that, in respect of contingent liabilities, the Purchaser shall be entitled to specify the amount claimed also after the expiry of the time limits set forth herein);

(b)	the Seller’s aggregate liability pursuant to this Clause 8.2 shall not exceed EUR 472,464;

(c)
the Purchaser shall have immediate right of recourse against the Seller in accordance with Clauses 8.11 and 8.12 below, without need to exhaust the claim procedure in accordance with the W&I Insurance Policy or the Environment Insurance Policy.

8.3	Monetary Limitations: De Minimis and Threshold
Without prejudice to any applicable Law to the contrary notwithstanding, the Seller shall not be liable for any Loss for any breach of the Insured Warranties:

(a)
where the amount due in connection with any single occurrence giving rise to a Loss pursuant thereto does not exceed EUR 47,246 (forty seven thousand two hundred and forty six Euros) (the “De Minimis”), unless the single occurrence giving rise to a Loss is part of a series of occurrences of the same kind arising out of the same or similar set of facts exceeding, in aggregate, EUR 47,246 (forty seven thousand two hundred and forty six Euros); or

(b)
the aggregate of all amounts that would otherwise be due in respect of breaches of Insured Warranties does not exceed EUR 472,464 (the “Threshold”), provided that, if said threshold is exceeded, the Seller shall be liable for the entire amount due pursuant to Clause 7.1 above (and not only the amount exceeding the Threshold).

8.4	Time Limitations
The Seller shall not be liable pursuant to Clause 7.1 above unless a Notice of Claim is given by or on behalf of the Purchaser to the Seller:

(a)
in respect of any actual or alleged breach, untruthfulness, incorrectness and/or inaccuracy of the Insured Warranties (other than the Insured Warranties referred to in paragraph (b) below) no later than 24 (twenty-four) months after the Completion Date; or

(b)
in respect of any actual or alleged breach, untruthfulness, incorrectness and/or inaccuracy of the Insured Warranties referred to in paragraphs 11 (Environmental Matters), 14 (Permits), 15 (Insolvency), 18 (Employees, Agents and Consultants), 22 (Tax) of Schedule 5 no later than the 60th (sixtieth) Business Day after the expiry of the statute of limitation applicable to the situations constituting the subject matter of such Insured Warranties or giving rise to the payment obligation, provided, however, that:

(i)
the Seller’s liability in respect of any breach, untruthfulness, incorrectness and/or inaccuracy of any Insured Warranty shall expire on the date which is twelve (12) months after the Completion Date save in respect of any matter in respect of which a Notice of Claim has been given prior to such date (subject always to Clause 8.6(e)); and

(ii)	in respect of contingent liabilities, the Purchaser shall be entitled to specify the amount claimed also after the expiry of the time limits set out in this Clause 8.4.

8.5	Other Compensation
The Seller shall not be liable in respect of any Claim to the extent that the subject of such Claim has been made or is made good or is otherwise compensated for (including by any insurers or other parties) without cost to neither the Purchaser nor the Company.

8.6	General Exclusions
No liability (whether in contract, tort or otherwise) shall attach to the Seller in respect of any Claim to the extent that:

(a)
the Claim or the events giving rise to the Claim would not have arisen but for an act, omission or transaction of the Purchaser’s Group, otherwise than in the ordinary course of trading of the Group as at presently carried on, or which would not have arisen but for any claim, election or surrender or disclaimer made or omitted to be made or notice or consent given or omitted to be given by the Purchaser’s Group under the provisions of any statutes relating to Tax;

(b)	the Claim occurs or is increased as a result of:

(i)	any change in the accounting principles or practices of the Purchaser introduced or having effect after the Completion Date; or

(ii)	any increase in the rates of Tax made after the Completion Date; or

(iii)	any change in Law or regulation or in the interpretation or administration of any Authority, in each case, not actually in force at the Completion Date; or

(c)	the Claim is for Tax which arises in respect of the ordinary course of business of the Company after the Completion Date;

(d)	the Claim relates to a claim or liability for Tax and would not have arisen but for any winding-up or cessation after Completion of any business or trade carried on by the Purchaser’s Group;

(e )	legal proceedings in respect of any Claim are not commenced within six (6) months of the date of Notice of Claim.

8.7	Provisions in the Locked Box Accounts - Contingent Assets

The Seller shall not be liable under this Agreement in respect of any Claim to the extent that the Locked Box Accounts include any provision which specifically relates to the facts, circumstance or matters giving rise to any such Claim.

8.8	No Double Recovery
The Purchaser shall not be entitled to recover more than once in respect of the same Loss.

8.9	Fraud (fraude) or gross negligence (grove nalatigheid)
None of the limitations in this Clause 8 shall apply to any Claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud (fraude) or gross negligence (grove nalatigheid) by, or wilful concealment by, or on behalf of the Seller, any member of the Seller’s Group or any of their respective Related Persons.

8.10	Handling of Claims
Subject to Clauses 7.4, 8.1 and 8.2, if any event occurs which the Purchaser believes that could give rise to the Seller’s liability under Clause 7 and in respect of which the Purchaser has immediate right of recourse against the Seller in accordance herewith, the following provisions shall apply.

8.10.1
Within and not later than 30 (thirty) Business Days after the Purchaser becoming aware of the occurrence of such event, the Purchaser shall give to the Seller a Notice of Claim, and shall provide all reasonable particulars thereof, including (i) the nature of the Claim, (ii) the amount of Losses constituting the subject matter of the Claim hereunder (to the extent known or reasonably computable at the date of such notice), and (iii) the provision(s) of this Agreement on the basis of which such amount is claimed. The Notice of Claim shall also specify whether it arises from a claim by a person (including, for the avoidance of doubt, any notice by any public Authority of any actual or alleged infringement of any Law) against the Purchaser or the Company (a “Third Party Claim”) or whether the Notice of Claim is asserted directly by the Purchaser (a “Direct Claim”). For sake of clarity, the failure of Purchaser to provide a timely Notice of Claim pursuant to this Agreement shall not reduce or otherwise impact the Seller’s liability for such Claim unless the Seller suffers direct, material prejudice as a result of such failure or delay and in such case, only to the extent of any such prejudice.

8.10.2
The Seller shall have the right to challenge in writing the Notice of Claim within 30 (thirty) Business Days from the receipt thereof, specifying the subject matter of the Seller’s disagreement and its reasons, together with all reasonable details thereto, provided that, if the Seller fails to timely challenge such Notice of Claim within the term provided in this Paragraph, without prejudice to any other right or remedy of the Purchaser, any claims of the Purchaser contained therein shall be deemed expressly acknowledged and accepted by the Seller, and the Seller shall pay the Purchaser the amount specified in such Notice of Claim within, and no later than, the tenth (10th) Business Day following the expiry of the 30 Business Day period referred to above.

8.10.3
With respect to any Notice of Claim, during a period of 20 (twenty) Business Days following the notice by the Seller under the preceding paragraph 8.10.2, the Seller and the Purchaser will attempt to resolve amicably and in good faith any differences that they may have with respect to any matters constituting the subject matter of such notice, with a view to reaching an amicable agreement in respect of such matters. If, at the end of such period (or any mutually agreed upon extension thereof), the Seller and the Purchaser fail to reach agreement in writing with respect to all such matters, then all matters as to which agreement is not so reached may, thereafter, be submitted to arbitration pursuant to Clause 30.2.

8.11	Handling of Third Party Claims
If a Notice of Claim is a result of a Third Party Claim, the following provisions shall apply:

8.11.1
The Seller shall have the right to participate, and, to the maximum extent permitted by Law, join, at its own expenses, through counsel appointed in its name and on its behalf (which counsel shall be reasonably satisfactory to the Purchaser), in the defense of any Third Party Claim asserted or initiated against the Company and/or the Purchaser constituting the subject matter of a Notice of Claim. The Seller will cooperate with the Purchaser in the preparation for and the prosecution of the defense of such claim, action, suit or proceeding, including making available evidences within the control of the Seller;

8.11.2
to the extent that the Seller has accepted in writing to indemnify the Purchaser in relation to a Notice of Claim relating to a Third Party Claim, the Purchaser shall not, and shall cause the Company (as applicable) not to, make or accept any settlement of any claim, action, suit or proceeding asserted or initiated against the Purchaser, and/or the Company constituting the subject matter of such Notice of Claim or, as the case may be, having resulted from any such claim, action, suit or proceeding, without the Seller’s prior written consent, which consent shall not be unreasonably withheld or delayed; and

8.11.3
to the extent that the Seller has accepted in writing to indemnify the Purchaser in relation to a Notice of Claim relating to a Third Party Claim, and if a firm offer is made to the Company or the Purchaser to settle any matter giving rise to the Seller’s liability under Clause 7 that the Seller, but not the Purchaser, is willing to accept, the Purchaser and/or the Company (as the case may be) shall be free not to enter into such settlement and to commence or continue litigation, at its/their own expense, but the Seller’s liability under Clause 7 shall be limited to the amount of the proposed settlement, except to the extent such settlement contained non-financial obligations to which the Purchaser reasonably objected, in which case no such limitation of Seller’s liability shall apply.

9	Purchaser’s Warranties and Undertakings

9.1	The Purchaser warrants to the Seller that the statements set out below are true and accurate as at the date of this Agreement:

(a)	the Purchaser is a company validly existing and duly incorporated under the Laws of its jurisdiction of incorporation;

(b)	the Purchaser has the full legal right, power and authority to execute, deliver and perform the Transaction Documents to which it is a party (the “Purchaser’s Completion Documents”);

(c)	the Purchaser’s Completion Documents will, when executed by the Purchaser, constitute lawful, valid and binding obligations of the Purchaser in accordance with their respective terms;

(d)	the Purchaser is acting as principal and not as agent or broker for any other person and no other person than the Purchaser will be interested in the Shares;

(e)	it is not insolvent or unable to pay its debts within the meaning of the insolvency legislation applicable to it nor has it entered into any winding-up, liquidation or analogous procedure;

(f)	the Purchaser has available cash and/or ‘certain funds’ commitments or facilities enabling the Purchaser to perform its obligations hereunder;

(g)
neither the execution and delivery of this Agreement by the Purchaser nor the performance by the Purchaser of the Transaction and its obligations hereunder violates any provision of the by-laws of the Purchaser or, as far as the Purchaser is aware, any law or judgement applicable to the Purchaser;

(h)
as far as the Purchaser is aware, save for the Clearance, no filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any Authority is necessary for the consummation by the Purchaser of the Transaction.

10	Interim Management

10.1	Undertaking of the Seller
Except as otherwise expressly provided in other provisions of this Agreement, during the period comprised between the Signing Date and the Completion Date (both dates included, the “Interim Period”), the Seller shall cause the business of the Company to be properly conducted, in its ordinary course, including the management of the net financial position and of the working capital, in a prudent and customary manner, with a view to preserving the goodwill thereof and without entering into any agreement, or incurring any obligation, liability or indebtedness or taking any other action which exceeds the limits of the ordinary conduct of business, and/or which might reasonably be expected to be detrimental to the Company and/or the Purchaser. In particular, subject to the exceptions referred to hereinabove, the Seller shall cause the Company not to do any of the following actions without the prior written consent of the Purchaser (whose consent shall not be unreasonably denied):

(a)	make any substantial change in the nature or organization of its business;

(b)	discontinue or cease to operate all or a material part of its business;

(c)	amend its Articles, or pass any resolution that is inconsistent with their provisions;

(d)	create, allot or issue any share capital or loan capital;

(e)	create, issue or grant any option or right to subscribe for, any share capital, premium, reserves or loan capital;

(f)	repay, redeem or reduce any share capital;

(g)
purchase, sell, transfer, encumber, license (as licensor or licensee) or otherwise acquire or dispose (whether by one transaction or by a series of transactions) of any tangible or intangible assets, business or undertakings having a unit value in excess of EUR 25,000 (twenty five thousand) or, anyway in aggregate in excess of EUR 150,000 (one hundred fifty thousand);

(h)
acquire, dispose of (in any form and manner), or Encumber, any participations in the equity of other companies or acquire, dispose of, or lease (as lessor or lessee) any asset, business or going concern thereof;

(i)
enter into, amend, or terminate any agreement involving expenditure of any kind by the Company in excess of EUR 25,000 (twenty five thousand) per annum (except for orders of raw materials, packaging materials, transportation or logistic services or other inputs in the ordinary course of business), or having a duration extending 3 (three) months beyond the Completion Date;

(j)	enter into, amend or terminate any agreements with suppliers and/or customers in such a way as to result in a material detriment to the Company;

(k)
make or incur any new capital expenditure in excess of the aggregate amount of EUR 50,000 (fifty thousand), except for those which should be required to assure the ordinary functioning of the production activity of the Company or for those detailed in the business plan of the Company;

(l)
enter into any new loan or incur any other new bank indebtedness (other than by bank overdraft, or similar facility in the ordinary course of business and within the limits subsisting at the date hereof) or incur any other indebtedness, in each case in excess of EUR 25,000;

(m)
utilize existing credit facilities for amounts which are in excess of the aggregate amount of EUR 50,000 (fifty thousand); or amend, cancel or cause the acceleration of, any credit facilities, loans, financing agreements or other outstanding bank indebtedness;

(n)	make any loan (other than the granting of any trade credit in the ordinary course of business) to any person;

(o)
give any guaranty of, or undertake any indemnity or enter into any other arrangement to secure, the obligations of third parties, or incur liability, financial or other obligations (whether accrued, contingent or otherwise) to guarantee or secure obligations of third parties;

(p)	amend, to any material extent, any of the terms on which goods, facilities or services having a value in excess of EUR 25,000 (twenty five thousand) are supplied;

(q)	change its accounting reference date, accounting methods, principles, practices or policies;

(r)
make any amendment to the terms and conditions of employment (including, without limitation, remuneration, pension entitlements and other benefits) of any Employee (other than increases required by Law or by the applicable collective bargaining which the Seller shall notify to the Purchaser as soon as reasonably possible);

(s)	provide or agree to provide any gratuitous payment or benefit to any Employee or Consultant;

(t)
hire any employee, or take any steps, directly or indirectly, to terminate the contract of employment of any Employee whose annual salary exceeds EUR 50,000 (fifty thousand), or induce or attempt to induce any such employee to terminate his/her employment, other than for reasons which qualify as urgent cause (‘dringende reden’) within the meaning of articles 7:677/678 of the Dutch Civil Code or for a justified objective or subjective reason, or amend in any material respect (other than as required by law) the terms and conditions of employment of any such Employee;

(u)	waive, settle, accept, or make acquiescence to, any outstanding claim, whether active or passive, exceeding EUR 50,000 (fifty thousand) per claim;

(v)
enter into, amend or terminate any agreement, arrangement or obligation (legally enforceable or not) (i) between the Company and any director of the Company or its Related Parties are a party to, and/or (ii) which may trigger (contractually or otherwise) any Company’s obligation or liability to any Related Party;

(w)
materially delay the payment of any amount due to their suppliers in a way which is not consistent with past practice or solicit or agree to the extension of the payment terms applicable to any suppliers pursuant to the ordinary commercial practice of the Company;

(x)	declare, make or pay any dividend or other distribution;

(y)
make any payment to acquire parts in replacement of items required to be replaced in connection with the Machine Fire in circumstances where the loss assessment experts appointed by the Company and the Company’s insurer in connection with the Machine Fire have not recommended the making of such payment;

(z)
make or change any Tax election, amend any Tax return or take any Tax position on any Tax return, apply for or obtain any Tax ruling or make any settlement that may give rise to an increase of any Tax liability of the Company outside the ordinary course of business and deviating from past practice;

(aa)	change its residence for tax purposes or establish any branch, agency, permanent establishment or other taxable presence in any jurisdiction outside the jurisdiction of incorporation; and/or

(bb)
make any payments and/or exercise any of its rights and/or fulfil any of its obligations under the Intercompany Agreements and/or under any other agreements with any member of the Seller’s Group; and/or

(cc)	agree, undertake, or commit to do any of the foregoing.

10.2
Notwithstanding anything to the contrary in Clause 10.1, the Seller and the Company shall not be prevented from undertaking, be required to obtain the Purchaser’s consent in relation to, or incur any liability towards the Purchaser as a result of effecting any of the following prior to the Completion Date:

(a)	the fulfilment of any obligations as required by applicable Law;

(b)	the implementation of any transaction or the taking of any action permitted or provided for under any Transaction Document in accordance with its terms;

(c)	any Post Locked Box Date Lending up to EUR 600,000 provided that in any event the relevant funding shall not occur after the sixth (6th) Business Day prior to the Completion Date;

(d)	implementation of any matter set out in the Steps Paper in accordance with the terms of the Steps Paper;

(e)	any matter reasonably undertaken in an emergency or disaster evident situation with the intention of minimising any adverse effect on the Company.

10.3	Right to Access
Between the Signing Date and through the Completion Date, the Seller procure that the Company allows the Purchaser and its representatives and advisors reasonable access to, and to take copies of, the books, records and documents of or relating in whole or in part to the Company and its business, including, without limitation, minutes, contracts, licenses, supplier lists and customer lists in the possession or control of the Company or otherwise used in the operation of its business , provided that the obligations under this Clause 10.3 shall not extend to allowing access to information which is reasonably regarded as confidential to the activities of the Seller otherwise than in relation to the Company or its business and further provided that such access shall: (i) be at the sole cost of the Purchaser; (ii) shall not unreasonably interfere with the business or operations of the Company; or (iii) require the Company to take any action which would be in breach of Law or applicable regulation.

10.4	Positive Undertakings

(a)
The Seller shall and shall procure that all companies of the Seller's Group shall, as soon as reasonably practicable and in any event within six (6) month of the Completion, discontinue and remove any reference (in its websites, marketing materials and any other communication medium) to the Company and Verres wherever the same are used.

(b)
The Seller agrees that it shall, during the Interim Period, diligently pursue the process for the insurance claim in relation to the machine fire at the Rijnstraat Site on 29 November 217 (the “Machine Fire”) and to keep the Purchaser informed of all material developments with regard to such insurance claim.

(c)	The Seller shall procure that as soon as reasonably possible after Completion Brabant Alucast International B.V.:

(a)	withdraws the statement of joint and several liability (hoofdelijke aansprakelijkheid) issued under Section 2:403 DCC (the “403-statement”) in relation to the Company; and

(b)	takes the actions set out in Section 2:404(3)(b) and (c) DCC to terminate the residual liability under the 403-statement as referred to in Section 2:404(2) DCC.

(d)
The Purchaser shall, at its own cost and expense, provide all assistance reasonably requested by the Seller to ensure that the residual liability under the 403-statement is terminated as soon as reasonably possible, including by:

(a)	demonstrating that the Company, directly or indirectly (e.g. through a 403-statement issued by the Purchaser, if any), offers sufficient recourse after Completion; and/or

(b)	granting such alternative security to any creditor of the Company as may reasonably be requested pursuant to Section 2:404(4) DCC.

(e)
The Seller acknowledges and agrees that nothing in this Clause 10.4(d) and/or Clause 13.5 limits or excludes the right of the Purchaser to make a claim against the Seller under this Agreement (including the Seller Warranties), should such a right of the Purchaser exist under the circumstances and in accordance with the terms of this Agreement. The Seller furthermore acknowledges and agrees that the disclosure of the 403-Statement in the Disclosure Letter shall not operate as an exclusion of liability for claims the absence of which has been warranted under the Seller Warranties.

11	Non-Solicitation Undertaking

11.1	The Purchaser hereby agrees and covenants that, without the prior written consent of the Seller, for a period of 2 (two) years after the Completion Date, it shall not, directly or indirectly:

(i)
solicit for employment, hire or otherwise retain any senior or key director, officer or employee of the Seller and/or any member of the Seller's Group operating under the "Brabant Alucast" name (other than the Company and Verres) except as set forth in Part A of Schedule 14;

(ii)
solicit business in relation to certain parts set forth in the purchase orders listed for each party in Part B of Schedule 14 (the “Restricted Contracts”), provided for the sake of clarity that Purchaser shall be entitled to freely pursue any relationship with the relevant customers other than in relation to the Restricted Contracts.

11.2	The Seller hereby agrees and covenants that, without the prior written consent of the Purchaser, for a period of 2 (two) years after the Completion Date, it shall not, directly or indirectly:

(i)
solicit for employment, hire or otherwise retain any senior or key director, officer or employee of the Purchaser and/or any member of the Purchaser's Group (including, for the avoidance of doubt (the Company and Verres);

(ii)	solicit business similar to the business of the Company, which, for the avoidance of doubt, shall not mean the business of Seller provided for in the Restricted Contracts.

11.3
The Seller agree that the obligations of the Purchaser or the relevant member of the Purchaser Group under the Purchaser Order Agreements, the Subcontracting Agreement and/or the Transitional Services Agreement shall not qualify as a breach of any obligation under this Clause 11.

12	Confidentiality and Announcements

12.1	Announcements
No announcement, communication or circular concerning the existence or provisions of this Agreement or any other Transaction Document shall be made or issued by or on behalf of either party or any of the Seller’s Group or the Purchaser’s Group (as applicable) without the prior written approval of the other party (such consent not to be unreasonably withheld or delayed). This shall not affect any announcement, communication or circular required by Law or any governmental or regulatory body, court order or the rules of any relevant stock exchange or any contractual obligation. In consideration of the disclosure obligations applicable to the Purchaser's parent company in connection with the listing of its securities on a regulated market, the Seller hereby agrees (subject to applicable law and regulatory restrictions) to promptly provide the Purchaser with such information relating to the Seller (or other members of the Seller's Group) as may reasonably be required by the Purchaser, for the purpose of enabling the Purchaser to duly and timely disclose - in accordance with applicable regulations - the execution of this Agreement and the consummation of the Completion.

12.2	Confidentiality

Subject to Clause 12.1 and save as otherwise provided for in this Agreement or reasonably required in connection with the implementation of the transactions contemplated hereby, from the Signing Date to the date falling two years following such date:

(i)	each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into any Transaction Document which relates to:

(A)	the existence or the provisions of any Transaction Documents; or

(B)	the negotiations relating to any Transaction Documents;

(ii)
the Seller shall, and shall procure that each member of the Seller’s Group shall, following Completion, treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Company, the Purchaser and/or any member of the Purchaser Group; and

(iii)
the Purchaser shall, and shall procure that each member of the Purchaser’s Group shall, treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Seller or the Seller’s Group (provided that, for the purposes hereof, the Company shall not be deemed as belonging to such Group).

The provisions of this Clause 12.2 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required to vest the full benefit of this Agreement in a party;

(ii)	the information is or becomes publicly available (other than by breach of this Agreement);

(iii)	the disclosing party has obtained prior written approval from the other party to the disclosure or use;

(iv)	the information is independently developed after Completion other than on the basis of any Confidential Information;

(v)
the disclosure or use is required by Law, any governmental or regulatory body or any recognised stock exchange on which the shares of any party or any member of the Seller’s Group or the Purchaser’s Group are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of that party or any member of the Seller’s Group or the Purchaser’s Group);

(vi)	the disclosure or use is required for the purpose of any judicial or arbitral proceedings arising out of any Transaction Document;

(vii)	the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(viii)
the disclosure is made to any member of the Seller’s Group or any actual or prospective limited partner of any member of the Seller’s Group provided such person undertakes to comply with the provisions hereof in respect of such information as if it were a party to this Agreement;

(ix)
the disclosure is made by the Purchaser to any member of the Purchaser’s Group provided such person undertakes to comply with the provisions hereof in respect of such information as if it were a party to this Agreement and that the disclosing party remains liable for any breach of the confidentiality obligations set out herein by such person;

(x)
the disclosure is made to professional advisers or actual or potential debt or equity financiers of any party or of any member of the Seller’s Group on a need to know basis provided that such persons undertake to comply with the provisions hereof in respect of such information as if it were a party to this Agreement and that the disclosing party remains liable for any breach of the confidentiality obligations set out herein by such person; or

(xi)
the disclosure is made on a confidential basis to potential purchasers of all or part of the Seller’s Group or the Purchaser’s Group or to their professional advisers or actual or potential financiers provided that any such persons need to know the information for the purposes of considering, evaluating, advising on or furthering the potential purchase and the disclosing party remains liable for any breach of the confidentiality obligations set out herein by such person, provided that prior to disclosure or use of any information pursuant to paragraphs (v) and (vi), the party concerned shall promptly notify (to the extent permitted by any applicable Law or regulation) the other party of such requirement with a view to providing (if reasonably practicable to do so) the other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

13.	Purchaser’s Undertakings

13.1	The Purchaser shall at its own cost procure that the Company shall as soon as reasonably practicable and in any event within:

(a)	six (6) months of the Completion Date in respect of signage;

(b)	six (6) months of the Completion Date in respect of stationery (including letterheads and business cards); and

(c)	twelve (12) months of the Completion Date in respect of any other matters,
(each such period being a “Relevant Period”) cease to use or display in any manner whatsoever the Group Trade Marks or any similar mark, name, design or logo wherever the same are used, it being acknowledged and agreed in each case that (i) during any such Relevant Period the Company shall be entitled to use the Group Trade Marks for the purpose specified in the relevant paragraph above on terms that the Company shall cease using the Group Trade Marks for such purpose prior to or on the expiry of the applicable Relevant Period in accordance with the provisions of this Clause 13.1 and (ii) to the extent that at the end of the Relevant Period referenced under (c) above the Purchaser has not yet accomplished the removal of the Company’s previous corporate name from any permits, licence or other administrative document but is constructively working towards such objective, Purchaser shall not be deemed to be in breach of this Clause 13.

13.2	Subject to Clause 13.1, the Purchaser expressly acknowledges and agrees that:

(a)
all intellectual property rights (including, for the avoidance of doubt, the domain name ‘brabantalucast.com’) in and to the “Brabant Alucast” name and the Group Trade Marks are owned by, belong to and vest with the Seller’s Group;

(b)	all new materials produced by the Company after Completion shall not refer to, use or include the “Brabant Alucast” name or the Group Trade Marks;

(c)
the “Brabant Alucast” name and the Group Trade Marks shall not be used in any manner that creates, purports to create, or might reasonably be considered to be intended to create legal obligations on the part of any member of the Seller’s Group;

(d)
the Purchaser shall not, and shall procure that the Company shall not, knowingly do, or fail to do, anything which act or omission is likely to damage the validity or goodwill of the “Brabant Alucast” name or the Group Trade Marks; and

(e)	the rights granted in Clause 13.1 are personal to the Purchaser and the Company, which shall have no right to assign or grant sub-licences of such rights.

13.3
The Purchaser shall indemnify and hold harmless the Seller from and against any and all Losses suffered by it as a result of the use by the Company of the “Brabant Alucast” name or the Group Trade Marks after the expiry of the Relevant Period set forth in Clause 13.1.

13.4
As soon as practicable following Completion, the Purchaser shall, as required by the Company or the Seller (at the sole cost of the Purchaser), enter into such guarantees, surety letters, letters of credit or indemnities as necessary in order for the Seller (or any member of the Seller’s Group) to be released from (or - if such release proves to be impossible - counter-guaranteed in respect of) any obligations arising from the guarantees, surety letters, letters of credit or indemnities currently given by the Seller (or any member of the Seller’s Group) in favour of the Company, as they are listed in Schedule 17 (the “Guarantees Schedule”).

13.5
The Purchaser shall indemnify and hold harmless the Seller or the concerned member of the Seller’s Group from and against any and all Losses suffered by either of them after Completion in connection with any guarantees, surety letters, letters of credit or indemnities listed in the Guarantees Schedule. Each member of the Seller’s Group identified in the Guarantees Schedule may enforce the terms of this Clause 13.5.

13.6
While the provisions set out in Clause 13 are considered by the parties to be fair and reasonable in the circumstances, it is agreed that if any of them should be judged to be void or ineffective for any reason, but it would be treated as valid and effective if part of the wording was deleted, they shall apply with such modifications as necessary to make them valid and effective.

14	Costs and Expenses
Except where this Agreement provides otherwise, each party shall pay its own costs and expenses in connection with the negotiation, preparation and performance of this Agreement and the Transaction Documents or otherwise incurred in relation to it with a view to the sale and purchase hereunder.

15	Stamp Duty, Fees and Taxes

The Purchaser shall bear the cost of all stamp duty, notarial fees and all registration and transfer Taxes payable in connection with the sale and purchase of the Shares. The Purchaser shall be responsible for arranging the payment of such stamp duty and all other such fees and Taxes, including fulfilling any administrative or reporting obligation in connection with such payment. The Purchaser shall indemnify the Seller and all members of the Seller’s Group against any Losses suffered as a result of the Purchaser failing to comply with its obligations under this Clause 15.

16	Grossing-up

16.1
Unless as otherwise required by applicable Law or agreed upon between the parties, all sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever. If any deductions or withholdings are required by Law, the payor shall be obliged to pay to the recipient such sum as will after such deduction or withholding has been made leave the recipient with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that if either party to this Agreement shall have assigned or novated or declared a trust in respect of the benefit in whole or in part of this Agreement or shall have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated then the liability of the other party under this Clause 16 shall be limited to that (if any) which it would have been had no such assignment, novation, declaration of trust or change taken place.

16.2
The recipient or expected recipient of a payment under this Agreement shall claim from the appropriate Tax Authority any exemption, rate reduction, refund, credit or similar benefit (including pursuant to any relevant double tax treaty) to which it is entitled in respect of any deduction or withholding in respect of which a payment has been or would otherwise be required to be made pursuant to Clause 16.1 and, for such purposes, shall, within any applicable time limits, submit any claims, notices, returns or applications and send a copy of them to the payor.

16.3
If the recipient of a payment made under this Agreement receives a credit for or refund of any Tax payable by it or similar benefit by reason of any deduction or withholding for or on account of Tax then it shall reimburse to the payor such part of such additional amounts paid pursuant to Clause 16.1 above as the recipient of the payment certifies to the payor will leave it (after such reimbursement) in no better and no worse position than would have arisen if the payor had not been required to make such deduction or withholding.

17	VAT
If any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then in addition to that payment the payer shall pay, or if the reverse change applies account for, any VAT due, subject unless the reverse charge procedure applies, to provision of a valid VAT invoice.

18	Non- utilisation of Oss Tax Losses; Tax Returns; Further Assurance

18.1
The Parties have agreed that any and all Tax losses available within the Dutch CIT fiscal unity (fiscale eenheid) of which the Company forms part and which relate to the operating losses incurred by the Company in the period up to Completion (the "Oss Tax Losses") shall belong to the Company and that therefore, neither the Seller nor any of its Affiliates (other than the Company) can and/or shall carry forward these Oss Tax Losses or otherwise claim any Tax benefits relating to these Oss Tax Losses). In this respect, the Seller agrees that it shall (and shall ensure that any other company (other than the Company) forming part of the Dutch CIT fiscal unity (each such company (and its successors) a "Dutch Fiscal Unity Company") shall):

(a)
not, for as long as the Oss Tax Losses can be carried forward under applicable Tax Law or otherwise use (or allow any other Dutch Fiscal Unity Company) to carry forward or use) all or part of the Oss Tax Losses for the purpose of offsetting income of the Seller or any other Dutch Fiscal Unity Company against (part of) the Oss Tax Losses;

(b)
before submitting any Tax Return that relates to the CIT Fiscal Unity for the fiscal years 2017 and 2018 in relation to corporate income tax, provide such Tax Return in draft form to the Purchaser as soon as possible but no later than 15 (fifteen) Business Days prior to the due date for filing thereof, in order to enable the Purchaser to verify that no portion of the Oss Tax Losses is used for the purpose of offsetting income of the Seller or any other Dutch Fiscal Unity Company;

(c)
co-operate with the filing of a joint request as set out in Section 15af(2) of the Dutch corporate income tax act (Wet op de vennootschapsbelasting 1969) to allow the allocation of the Oss Tax Losses to the Company (the “Request”);

(d)	revise the draft Tax Return to reflect all reasonable comments and suggestions made by the Purchaser if and to the extent relating to the operations of the Company within the CIT Fiscal Unity; and

(e)	only submit the Tax Return to the Tax Authorities upon receipt of the written consent of the Purchaser (which consent shall not be unreasonably withheld or delayed); and

(f)	only submit the Tax Return for 2018 together with the Company, which Tax Return shall include the specific request that all Oss Tax Losses are transferred to the Company.

18.2
The Parties acknowledge that the CIT Fiscal Unity Dissolution Date shall be the Completion Date. As soon as reasonable practicable after the Completion Date, the Seller shall provide the Purchaser with (i) an opening balance sheet for Dutch corporate income tax purposes of the Company as from the day following the CIT Fiscal Unity Dissolution Date and (ii) explanatory notes thereto.

18.3
The Seller shall prepare and file, or procure the preparation and filing of, all Tax Returns in respect of the Company in a manner and on a basis consistent with past practice, unless otherwise required by Law, to the extent that these (a) are required to be filed on or before the Completion Date or (b) relate to the CIT Fiscal Unity.

18.4
Subject to Completion, the Purchaser shall prepare and file, or procure the preparation and filing of, all Tax Returns in respect of the Company not covered by Clause 18.3 in a manner and on a basis consistent with past practice, unless otherwise required by Law. With respect to any Tax Return which relates to any period starting prior to the Locked Box Date or may result in a claim for breach of the Seller Warranties included in paragraph

21 of Schedule 5, the Purchaser shall procure that the Company shall:

(a)	send to the Seller for review a copy of such draft Tax Return at least 15 (fifteen) Business Days prior to the due date for filing thereof;

(b)	provide the Seller with such further information and assistance as they may reasonably require in order to review such draft Tax Return;

(c)	accept and process all reasonable, timely received comments the Seller may have in respect of such draft Tax Return; and

(d)	only file such Tax Return after prior written consent from the Seller (which consent shall not be unreasonably withheld or delayed).

18.5
The Purchaser shall procure that no member of the Purchaser’s Group shall, without the prior written consent of the Seller, amend, refile, withdraw or otherwise modify, or cause or permit to be amended, refiled, withdrawn or otherwise modified, any Tax Return filed by the Seller or the Company in respect of any taxable year or period starting on or before the Locked Box Date.

18.6
The Parties shall provide each other with such information and assistance as they (or any other member of their respective Groups) may reasonably require to comply with their respective obligations to prepare and file (or procure the preparation and filing of) Tax Returns.

18.7
The Seller and the Purchaser each undertakes that it shall during the period of 6 months following the Completion Date execute and deliver all such instruments and other documents and take all such actions (to the extent within its power) as the Purchaser or the Seller (as applicable) may reasonably require in order to give effect to the terms of this Agreement.

18.8
Subject in any event to Clause 12, following Completion, subject to such information being held confidentially in accordance with Clause 12 (and as if the two year time limitation on such confidentiality obligations commenced at the date on which such information is provided to the Seller), if requested by the Seller, the Purchaser shall grant the Seller (and any concerned member of the Seller’s Group) reasonable access (including the right to take copies at the Seller’s expense but subject to the Purchaser’s prior written consent) to the Books and Records of the Company which are reasonably required by the Seller or such other member of the Seller’s Group for the purpose of dealing with its Tax and accounting affairs (including such information as is reasonably required by the Seller in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation, reporting requirement or enquiry by any competent legal or regulatory authority, Tax Authority and, to the extent necessary, to assist in the defence of the [*] Claim or the [*] Claim.

19	Effect of Completion
The provisions of this Agreement and of the other Transaction Documents which remain to be performed following Completion shall continue in full force and effect notwithstanding Completion taking place.

20	Assignment
Except as set forth in this Agreement or previously authorized in writing by the other party, neither party may assign, transfer, create an Encumbrance, declare a trust of or otherwise dispose of all or any part of its rights, benefits or obligations under this Agreement, save that

(a)
the Seller may assign (in whole or in part) the benefit of this Agreement to any other member of the Seller’s Group (provided that such assignment shall not release the Seller from any of its obligations under this Agreement); and

(b)	the Purchaser may assign its rights and obligations under this Agreement to the Designee in accordance with Clause 1.3,

provided that, any such assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assignor would have been entitled and neither the Purchaser nor the Seller, as applicable shall be under any greater obligation or liability than if such assignment had never occurred.

21	Payment

21.1
Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by the Seller or the Purchaser (as the case may be) on behalf of the party entitled to the payment (reasonably in advance and in sufficient details to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

21.2
Payment of a sum in accordance with this Clause 21 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

21.3	Any amount payable by the Seller to, or at the discretion of, the Purchaser under this Agreement shall, so far as possible, be deemed to be a reduction of the Consideration.

21.4
If any sum required to be paid by any party under this Agreement (or any Transaction Document) is not paid when it is due, such amount shall bear interest at the rate of three per cent (3%) per annum over the base EURIBOR lending rate of European Central Bank from time to time, calculated on a daily basis for the period from the relevant due date for payment up to and including the date of actual payment.

22	Notices

22.1	Any notice, demand or other communication to be given or made under or in connection with this Agreement (a “Notice”) shall be:

(a)	in writing in the English language;

(b)	signed by or on behalf of the party giving it; and

(c)	delivered personally by hand or by courier using an internationally recognised courier company, or by telefax.

22.2	A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the other parties from time to time:
Address:         Brabant Alucast Services B.V., co/o Brabant Alucast the Netherlands Site Heijen B.V., De Grens 45, 6598DK, Heijen, the Netherlands
Email             j.brundell@brabantalucast.com
Attention:         Jamie Brundell
With a copy by email (which shall not constitute notice) to:
Dechert LLP (for the attention of Ross Allardice), 160 Queen Victoria Street, London, EC4V 4QQ, Ross.Allardice@dechert.com
and
Endless LLP (for the attention of Simon Hardcastle) at 3 Whitehall Quay, Leeds LS1 4BF
A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the other party from time to time:

Address:        Shiloh Industries Inc.
47632 Halyard Drive
Plymouth, MI 48170
Fax            + 1 734-738-1480
Attention:        Mr. Kenton Bednarz (kenton.bednarz@shiloh.com)
With a copy by email (which shall not constitute notice) to:
Bird&Bird LLP (for the attention of Pauline Vos), Zuid-Hollandplein 22, 2596 AW The Hague, the Netherlands. Pauline.vos@twobirds.com

22.3	In the absence of evidence of earlier receipt, any Notice served in accordance with Clause 22,2 shall be deemed given:

(a)	in the case of personal delivery by hand, at the time of delivery;

(b)	in the case of delivery by an internationally recognised courier company, on the date and at the time of signature of the courier’s delivery receipt; and

(c)	in the case of delivery by telefax, upon issuance by the fax machine of a positive transmission report.

22.4	For the purposes of this Clause 22:

(a)	all times are to be read as local time in the place of deemed receipt; and

(b)
if deemed receipt under this Clause 22 is not within business hours (meaning 9.00 am to 5.30 pm on a Business Day in the place of receipt), the Notice is deemed to have been received when business next starts in the place of receipt.

22.5	To prove delivery, it is sufficient to prove that, if sent by pre-paid first-class post or airmail, the envelope containing the Notice or other communication was properly addressed and posted.

22.6
The parties hereby designate their respective addresses for the giving of notice, as set forth in Clause 22.3, as their respective domiciles at which service of process may be made in any arbitration, legal action or proceeding arising hereunder.

22.7	Notice shall not be validly given if sent by email.

23	Invalidity

23.1
If any provision in this Agreement is or becomes illegal, void, invalid or unenforceable, in whole or in part, under the Law of any jurisdiction the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

23.2
To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 23.1 then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed to be severed from this Agreement. The remaining provisions will, subject to any deletion or modification made under C Clause 23.1 not be affected, remain in full force in that jurisdiction and all provisions shall continue in full force in any other jurisdiction.

24	Entire Agreement
This Agreement contains the whole and only agreement between the parties relating to the subject matter of this Agreement and supersedes any previous written or oral agreement between the parties (or any of them) in relation to matters dealt with in this Agreement.

25	Agreement Prevails
If there is any inconsistency between the provisions of this Agreement and those of any other Transaction Document, then the provisions of this Agreement shall prevail.

26	Variation
No variation of this Agreement shall be effective unless in writing and signed by or on behalf of the parties.

27	No Waiver

27.1
No failure or delay by any party (or time or indulgence given) in exercising any remedy, right, power or privilege under or in relation to this Agreement shall operate as a waiver of the same, nor shall any single or partial exercise of any remedy, right, power or privilege preclude any other or further exercise of the same or the exercise of any other remedy, right, power or privilege.

27.2
No waiver by any party of any requirement, term, provision or condition of this Agreement, or of any remedy or right under this Agreement, and no consent granted under this Agreement, shall have effect unless in writing and signed by or on behalf of the waiving or consenting party and then only in the instance and for the purpose for which it is given.

7.2
Each party waives its right to rescind (ontbinden), nullify (wernetigd) or suspend (opgeschort) this Agreement, in whole or in part, on the basis of section 6:265 of the Dutch Civil Code to request a competent court to amend this Agreement on the basis of section 6:230(2) of the Dutch Civil Code. Furthermore, a party in error (dwaling) shall bear the risk of that error in making this Agreement.

28	Counterparts
This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Each of the parties may enter into this Agreement by executing any such counterpart and this Agreement shall not take effect until it has been executed by all parties.

29	Time of the Essence
Time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

30	Governing Law and Submission to Jurisdiction

30.1
This Agreement (and the other Transaction Documents which are not expressed to be governed by another Law) and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and shall be construed in accordance with Dutch law.

30.2
Any dispute between the Parties hereto arising under or in connection with this Agreement or further agreements resulting from this Agreement, including all disputed claims for breach by any party of any representation, warranty, undertaking or covenant under this Agreement (a "Dispute"), shall be finally resolved by arbitration in accordance with the rules of the Netherlands Arbitration Institute in Amsterdam (the "Rules"), provided always that the Parties have the right to submit any such dispute in summary proceedings to the district court in Amsterdam and the right to obtain seizure. The arbitrator, who shall be appointed in accordance with the Rules, shall decide according to the rules of the law. The arbitral tribunal shall consist of one arbitrator. The arbitral proceedings shall be conducted in the English language. The place of arbitration shall be Amsterdam, the Netherlands.

This Agreement has been entered into by the parties on the date first above written.

Signed for and on behalf of BRABANT ALUCAST SERVICES B.V. by	/s/ Jamie Brundell
Name: Jamie Brundell Title: CEO
/s/ Hans Vorstenbosch
Name: Hans Vorstenbosch Title: Managing Director

Signed for and on behalf of SHILOH HOLDINGS NETHERLANDS B.V., by	/s/ H. D. de Rijk
Name: H. D. de Rijk Title: managing director A
/s/ Kenton M. Bednarz
Name: Kenton. M. Bednarz Title: managing director B